Exhibit 99.1
[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
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Zarlink Semiconductor Sells Analog Foundry to MHS Electronics

o Company expects transaction will be accretive to Fiscal 2009 earnings by approximately US$0.05 per share

OTTAWA, CANADA, February 29, 2008 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that it has sold its Analog Foundry in Swindon, UK to MHS Electronics UK Ltd., a subsidiary of MHS Industries Group.

         As part of the agreement, Zarlink has transferred all assets related to its Swindon foundry business, including the analog foundry and equipment, employees, third-party inventory and other assets but excluding cash on hand, accounts receivable and accounts payable, to MHS Electronics for Euro ((euro))
1. In addition, Zarlink has paid MHS Electronics (euro)2 million to support restructuring initiatives. The two companies have signed a three-year agreement to ensure continuity of wafer supply for Zarlink, under which Zarlink will deposit US$3.9 million, representing about nine months of product orders.

         As a result of this sale, Zarlink expects to record a book loss of approximately US$13 million or US$0.10 per share. Zarlink's guidance for the Fourth Quarter, Fiscal 2008 has been revised from a loss of US$0.06 to US$0.08 per share to a loss of US$0.16 to US$0.18 per share. Due to the timing of closing, Zarlink is maintaining its revenue guidance of US$53 million to US$56 million for the Fourth Quarter, based on the factors provided in the Third Quarter Fiscal 2008 press release issued February 5th, 2008.

         Zarlink expects that this transaction will be accretive to Fiscal 2009 earnings by approximately US$0.05 per share, primarily as a result of eliminating losses incurred by the Analog Foundry in Fiscal 2008.

         "This transaction will benefit Zarlink and its shareholders, while the Analog Foundry employees will prosper as part of a pure-play semiconductor foundry," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "Zarlink can now focus our resources solely on growth initiatives in the wired communications, optoelectronics and medical markets. Management and the Board of Directors will continue to review all aspects of our business, and where appropriate take the strategic steps necessary to position ourselves for success in these markets."

         Zarlink's Analog Foundry provides bipolar technology processes and design services for fabless semiconductor companies and original equipment manufacturers. MHS Electronics offers contract manufacturing on specialized mixed-signal CMOS and BiCMOS processes, supported by project management, wafer manufacturing, prototyping and test/assembly services, for the aerospace, defense and medical markets. Approximately 120 Zarlink employees will be transferred to MHS Electronics as part of the sale, representing all of the Foundry employees.

About Zarlink Semiconductor

         For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

About MHS Industries and MHS Electronics

         With this acquisition, MHS Electronics, as a subsidiary of the French MHS Industries Holding company, offers Silicon Foundry services based on high performance Analog Bipolar, BiCMOS & LDMOS technologies and specialized mixed-signal CMOS & BiCMOS processes. With several decades of experience in microelectronics, MHS provides dedicated solutions to zero-failure tolerance markets such as Automotive, Space, Defence, Telecommunications, Medical and Industrial markets. MHS Electronics services include turnkey ASIC project management, wafer manufacturing, low-cost prototyping services and assembly/test.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate recently acquired Legerity, Inc. and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity, Inc. acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing as this list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.


For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com